UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Meredith Enterprises, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

589439 10 8

(CUSIP Number)

Allen K. Meredith

Manager, Meredith I, LLC

Meredith Enterprises, Inc.

3000 Sand Hill Road, Building 2, Suite 120

Menlo Park, CA 94025

(650) 233-7140

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

CUSIP No. 589439 10 8

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons
(entities only).

Allen K. Meredith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 79,989 8. Shared Voting Power: 38,033 9. Sole Dispositive Power: 79,989 10. Shared Dispositive Power: 38,033

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,022

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 11.3%.

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 589439 10 8

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons
(entities only).

Mrs. Kim Meredith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0- 8. Shared Voting Power: 118,022 9. Sole Dispositive Power: -0- 10. Shared Dispositive Power: 118,022

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,022

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 11.3%.

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 589439 10 8

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons
(entities only).

Meredith I LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 38,033 8. Shared Voting Power: -0- 9. Sole Dispositive Power: 38,033 10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,022

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 11.3%.

14.	Type of Reporting Person (See Instructions): CO

This Amendment No. 1 to Schedule 13D amends the Schedule 13D dated May 9, 2003, (the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as provided in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting it in its entirety and inserting the following in its place:

As of the date hereof, Mr. Meredith is the direct owner of 13,322 shares of Common Stock, all of which were purchased with personal funds.

As of the date hereof, Meredith I LLC beneficially owns 38,033 shares of Common Stock, all of which are in the process of being transferred by Mr. Meredith as a capital contribution to Meredith I LLC.

Mr. and Mrs. Meredith, as the sole co-managers of Meredith I LLC, have shared joint authority over the disposition of all shares of Common Stock held by Meredith I LLC, as well as the acquiring, holding and voting of such shares, provided however that Mr. Meredith’s decision is determinative. Under the rules of the Securities and Exchange Commission, shares of Common Stock beneficially owned by Meredith I LLC thus may be deemed to be beneficially owned by each of Mr. and Mrs. Meredith. Further, shares of Common Stock beneficially owned by either Mr. or Mrs. Meredith may be deemed to be beneficially owned by the other spouse. Mr. and Mrs. Meredith disclaim beneficial ownership of shares held by Meredith I LLC except to the extent of their individual pecuniary interest therein.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended by deleting it in its entirety and inserting the following in its place:

As of the date hereof, Mr. and Mrs. Meredith and Meredith I LLC directly and indirectly beneficially own Common Stock in such amounts as follows with the accompanying percentages based on a total of 975,298 shares of Common Stock outstanding as disclosed in Meredith Enterprises’ proxy statement on Schedule 14A as filed with the Securities and Exchange Commission on May 2, 2003:

	Directly		Direct Percent	Indirectly		Indirect Percent	Total Beneficially Owned	Total Beneficially Owned Percent
Allen K. Meredith	79,989	(1)	7.7%	38,033	(2)	3.4%	118,022	11.3%
Kim Meredith	—		—	118,022	(1)(2)	11.3%	118,022	11.3%
Meredith I LLC	38,033		3.9%	—		—	38,033	3.9%

(1)	Mr. Meredith has vested, or will vest within 60 days from the date hereof, on 66,667 shares underlying an option to purchase an aggregate of 66,667 shares of Common Stock at an exercise price of $10.25 per share. The vesting schedule as to such option provides that 33,334 of the shares underlying the option vested on August 21, 2002 and the remaining 33, 333 shares vest ratably on a quarterly basis over the following year provided that Mr. Meredith continues to provide services to Meredith Enterprises. Consequently, Mr. Meredith will vest in full as to all of the shares underlying such option on August 21, 2003.

(2)	All shares are held by Meredith I LLC, of which Mr. and Mrs. Meredith are the co-managers. As such, Mr. and Mrs. Meredith have shared joint authority over the disposition of all shares of Common Stock held by Meredith I LLC, as well as the acquiring, holding and voting of such shares, provided however that Mr. Meredith’s decision is determinative. Mr. and Mrs. Meredith disclaim beneficial ownership of shares held by Meredith I LLC except to the extent of their individual pecuniary interest therein.

Since April 24, 2003 to the date hereof, (a) Mr. Meredith has not purchased any shares of Common Stock (b) Mrs. Meredith has not purchased any shares of Common Stock, and (c) Meredith I LLC has purchased shares of Common Stock on the dates, in the amounts and for the prices as follows:

Date of Acquisition	Number of Shares	Price Per Share
May 23, 2003	1,333	$9.31
May 28, 2003	800	9.35
May 30, 2003	200	9.35
June 9, 2003	300	10.00
June 10, 2003	400	9.80
June 10, 2003	1,000	10.00
June 10, 2003	1,000	10.20
June 11, 2003	2,500	10.00
June 11, 2003	200	10.25
June 24, 2003	634	10.98
June 24, 2003	6,666	11.00
June 30, 2003	5,000	11.25

Between April 24, 2003 and June 30, 2003, Meredith I LLC purchased an aggregate of 20,033 shares of Common Stock for an aggregate purchase price of $212,467 using funds from capital contributions. Such shares were acquired through a combination of open market purchases and privately negotiated transactions. The per share prices for the latter were determined by using the per share closing price of the Common Stock as listed by the American Stock Exchange as of date of the particular transaction.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLEN K. MEREDITH

/s/ Allen K. Meredith
By: Allen K. Meredith
Date: July 3, 2003

KIM MEREDITH

/s/ Kim Meredith
By: Kim Meredith
Date: July 3, 2003

MEREDITH I LLC

/s/ Allen K. Meredith
By: Allen K. Meredith
Its: Manager
Date: July 3, 2003